                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ___________

                                AMENDMENT NO. 2

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                         GUARANTY NATIONAL CORPORATION
                           (Name of Subject Company)

                         GUARANTY NATIONAL CORPORATION
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   401192109
                     (CUSIP Number of Class of Securities)

                               Michael L. Pautler
                        Senior Vice President - Finance
                         Guaranty National Corporation
                         9800 South Meridian Boulevard
                           Englewood, Colorado  80112
                                 (303) 754-8400
            (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                    Copy to:
                              Hardin Holmes, Esq.
                    Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado  80202
                                (303) 623-2700

          This Statement amends the Schedule 14D-9 of Guaranty National Corporation dated May 22, 1996, as previously amended by Amendment No. 1 dated June 1, 1996 (the "Schedule 14D-9"), by incorporating by reference herein the information set forth in Exhibits 13 and 14 hereto. This Statement also amends Items 3,4 and 9 of the Schedule 14D-9 by adding the information set forth below. Except as otherwise indicated herein, the Schedule 14D-9 remains unchanged in all respects. Capitalized terms not otherwise defined herein are defined as set forth in the Schedule 14D-9.



Item 3.   Identity and Background

          (b) The portion of Item 3(b) of the Schedule 14D-9 entitled "Background of the Offer; Appointment of the Special Committee" is amended and supplemented as follows:

          On May 28, 1996, the Chairman of the Special Committee met with Mr. Alan Gruber to further discuss and explain the Special Committee's concerns about the Offer price being inadequate and about the Offer being for less than 100% of the publicly-held shares. Among the concerns expressed were the possibilities that the offer price was inadequate; that the decrease in the "float" which would follow the tender, with possible decreased liquidity and increased volatility in the market for the Shares, might adversely affect the price for Shares not purchased by Orion; the possibility that shareholders might be coerced into accepting the tender because of concerns that the post-tender price for the stock would be less than the offer price; the absence of any requirement that a majority of the non-Orion shares approve the offer; and the absence of provisions which would prevent Orion from acquiring the balance of the public shares after expiration of the tender at prices below the offer price or from a subsequent sale of a controlling block of shares on terms which would not permit the non-Orion shareholders to share in any "control premium." Although no agreements were reached, Mr. Gruber indicated his willingness to consider amending the Offer to include certain "back-end" protections for the Company's shareholders following the consummation of the tender offer.

          On May 29, 1996, Orion's general counsel and special outside counsel contacted the counsel to the Special Committee to inform him that Orion intended to amend its Offer to include certain of the "back-end" protections that had previously been suggested by the Special Committee and to extend the Offer for an additional five business days, until June 12, 1996. Later the same day, the Special Committee held a telephonic meeting to discuss the Offer and the recommendation of the Special Committee.

          On May 30, 1996, Mr. Gruber called the Chairman of the Special Committee to reiterate Mr. Gruber's belief that the engagement and incentive fee structure with the Special Committee's financial advisor raises serious questions about the objectivity and fairness of the evaluation process. (For a detailed description of the fee arrangement with Salomon Brothers, see Item 5 of the Company's Schedule 14D-9 dated May 22, 1996.)

          Also on May 30, 1996, counsel for the Special Committee received a draft of the Purchasers' proposed amendments to the Offer from counsel for the Purchasers.

          Later that day, the Special Committee held a telephonic meeting to discuss the Offer and the recommendation of the Special Committee. The Special Committee determined that the Offer is inadequate because of the Offer price and the fact that the Offer is for less than 100% of the publicly-held Shares, but nonetheless it made no recommendation at that time to the Company's shareholders. The Special Committee's determination was based on the following:

          (i) The opinion issued by the Special Committee's financial advisor, Salomon Brothers, that the Offer is inadequate, from a financial point of view, to the non-Orion shareholders.

          (ii) The fact that a shareholder who believes the Offer is inadequate may nevertheless feel compelled to tender his or her Shares because if the Offer is consummated, the public float represented by the remaining Shares will be substantially reduced. The smaller public float may reduce liquidity and lead to greater price volatility, which could result in a lower price for such Shares.

          (iii) The likelihood that, regardless of the recommendation of the Special Committee, Orion's Offer will continue and a significant number of Shares will be tendered.

          (iv) The Special Committee's review and analysis of presentations made to it by its financial advisor with respect to the valuation of the Company's stock as described in the Company's Schedule 14D-9 dated May 22, 1996.

          (v) The Special Committee's familiarity with the Company's business, financial condition, results of operations, current business strategy and prospects.

          (vi) The repeated attempts by the Special Committee and its financial advisor to induce Orion to increase its Offer price and change the structure of the Offer. Although such attempts have resulted in the "back-end" protections described below, the Special Committee believes it is doubtful that further discussions will result in any further changes in the Offer Price or number of Shares being purchased.

          (vii) The Special Committee's belief that if the Offer is consummated, Orion will not mismanage the Company or loot its assets, based upon Orion's conduct as a major or controlling shareholder of the Company since 1984.

          (viii) The fact that the Offer price of $17.50 per share represents a premium over the price of $16 1/8 at which the Shares were trading immediately prior to the Offer and over the average price during the last 12 months of $15.84, but is below the percentage premium that has been paid in other comparable transactions.

          (ix) The fact that Orion currently owns approximately 49% of the outstanding Shares, has stated that it has no interest in selling its Shares and has refused to identify the parties with whom Orion has discussed the possible acquisition of the Company. As a result, it is extremely difficult for the Company to effect an alternative transaction for the Company or the Shares, and the non-Orion shareholders therefore could not reasonably expect to receive a "control premium" for their Shares from a third party.

          (x) The likelihood that the Shares will continue to be traded on the New York Stock Exchange and that the Company will remain a reporting company under the Securities Exchange Act of 1934, as amended.

          (xi) The fact that shareholders who wish to retain a long-term interest in the Company may do so by not tendering their Shares.

The Special Committee also discussed, but made no decision, as to whether it should request its financial advisor to solicit interest from third parties in acquiring the Company and whether it should recommend to the Board of Directors that it amend the Company's Shareholder Rights Plan to eliminate the exemption for acquisitions by Orion, which could have the effect of causing Orion to withdraw the Offer if it did not have the approval of the Special Committee. Finally, the Special Committee instructed its counsel to contact Orion's counsel to inform him of the Special Committee's position with respect to the Offer and to attempt to initiate further discussions of the Offer between Orion and the Special Committee.

          On May 31, 1996, counsel to the Special Committee was informed by Counsel for Orion that the Purchasers would not further discuss with the Special Committee the Offer Price or the maximum number of Shares subject to the Offer. Also on that date, the financial advisor to the Special Committee issued its opinion to the Special Committee. (A copy of the opinion was included as Exhibit 12 to Amendment No. 1 to the Schedule 14D-9 Statement and is incorporated herein by reference.)

          On May 31, 1996, counsel for the Special Committee received the following revised draft of Purchasers' proposed amendments to the Offer:

               Following Mr. Gruber's meeting with the Chairman of the Special Committee on May 28, the Purchasers confirmed to legal counsel for the Company and the Special Committee on May 29 that, if at least 4,600,000 shares are validly tendered and accepted for payment and paid for, then:

               1. The Purchasers will not purchase, prior to the third anniversary of the Expiration Date, additional Shares (if after giving effect to such purchase they would own more than 81% of the outstanding shares) other than pursuant to an offer made to all holders of Shares which is conditioned on the acceptance of such offer by holders owning at least a majority of the Shares then outstanding which are not held by the Purchasers and their affiliates.

               2. If an offer is made to holders of Shares, as described in paragraph 1 above, prior to the third anniversary of the Expiration Date, the Purchasers will offer a purchase price involving consideration equal to at least $17.50 per share.

               3. The Purchasers will support adoption of a policy by the Board of Directors of the Company that any repurchase of Shares by the Company prior to the third anniversary of the Expiration Date should be approved by a majority of those members of the Board of Directors who are independent of and not employed by any of the Purchasers.

               4. If, at any time during the five years following the Expiration Date, the Purchasers should wish to sell as a block the Shares owned by them, or propose a merger or consolidation involving the Company, they will not do so unless (a) in the case of a sale of all Purchasers' Shares, the purchaser of such Shares undertakes to offer to purchase all other Shares outstanding for consideration of equivalent value to that offered to the Purchasers or (b) in the case of a merger or consolidation, all Shares are exchanged for substantially equivalent value.

          Counsel for the Purchasers also stated to counsel for the Special Committee that after reviewing a copy of Amendment No. 1 to the Schedule 14D-9 it would file an amendment to the Purchasers' Schedule 14D-1.

          On June 1, 1996, the Special Committee held a telephonic meeting to discuss possible actions that could be taken with respect to the Offer. The Special Committee again discussed but reached no decision with respect to the possible amendment of the Company's Shareholder Rights Plan to eliminate the exemption for Orion. The Special Committee decided to request its financial advisor to solicit any interest of third parties in acquiring all or any part of the Company. Following the meeting, the Chairman of the Special Committee contacted its financial advisor and made such request.

Item 4.   The Solicitation or Recommendation

The following information is added to Item 4 of the Company's Schedule 14D-9, as amended to date:

          On June 6, 1996, the Special Committee (with Tucker Hart Adams absent) held a telephonic meeting at which Salomon Brothers presented information about its solicitation of interest from third parties. The Special Committee further discussed the possible amendment of the Company's Shareholder Rights Plan. Salomon Brothers reported that, as of the close of business on June 6, 1996, it had contacted approximately 12 potential firms which the advisor believed might have an interest in acquiring some or all of the Shares. Several companies are evaluating a possible transaction with the Company. However, at this time no party is in a position to formally express an indication of interest. The Special Committee believes that any such negotiation would require an initial understanding between the potential buyer and Orion that Orion would be interested in discussing a transaction at a price within the price range being considered by the potential buyer. The Special Committee is not aware of what price, if any, would be considered by Orion to be sufficient as a basis for such discussion.

          The Special Committee, at the conclusion of the discussion on the Shareholder Rights Plan, unanimously (with Ms. Adams absent) decided to request that a special meeting of the Board of Directors be convened on Tuesday, June 11, 1996 at 11:00 a.m., Denver time, to consider and vote upon the recommendation of the Special Committee to amend the Company's Shareholder Rights Plan in order to eliminate the exemption for Orion. The Special Committee's request was transmitted to the president of the Company by telecopy on June 7, 1996. The President of the Company has informed the Special Committee that he is seeking to hold a meeting of the Board on that date. The purpose for the request is to cause Orion either to negotiate an improved offer which the Special Committee could recommend to the shareholders, or to withdraw its offer. The Special Committee does not know at this time whether a majority of the members of the Board will vote for the proposed amendment. Each member of the Special Committee, other than Ms. Adams, who was absent from the meeting, has indicated that he or she will vote in favor of the amendment to the Shareholder Rights Plan. There can be no assurance as to whether the Board of Directors will vote to approve the amendment, or as to the response, if any, by Orion. If the Amendment is adopted, the Special Committee believes that Orion may withdraw its Offer, or agree to amendments to the Offer which will be sufficient to cause the Special Committee to recommend acceptance of the Offer, or institute litigation to invalidate the amendment.

          In reaching its decision, the Special Committee considered a variety of factors, including the price and coercive nature of the Offer, the refusal of Orion to negotiate with the Special Committee as to increasing the Offer price or changing to a tender offer for 100% of the outstanding Shares, the fact that the Special Committee believes that it would be in the best interests of the Company's shareholders for Salomon Brothers to be able to continue discussions with third parties who may be interested in acquiring the Company, the fact that the Offer price is only at the low end of the range of valuations suggested by the Special Committee's financial advisor based on its discounted cash flow, comparable public company and comparable acquisition and other transaction analyses, and the Special Committee's belief, based upon conversations with management, that any litigation which may result from the amendment of the Rights Plan would be unlikely to cause significant disruption to the Company's business, although it could be costly and thus have an impact on the Company's financial condition. The Special Committee continues to have no basis to believe, however, that the action of the Board on the proposal will change Orion's decision that it will not increase either the Offer price or the number of Shares for which it is tendering.

Opinion of Financial Advisor

          Salomon Brothers was retained by the Special Committee to assist the Special Committee in evaluating Orion's tender offer. In that connection, the Special Committee requested Salomon Brothers to render an opinion as to the adequacy, from a financial point of view, of the Orion Proposal, as defined below, to the holders of the Company's common stock, par value $1.00 per share (the "Common Stock"), other than Orion (the "Non-Orion Stockholders"). Orion's tender offer, collectively with the resulting minority ownership of Common Stock, is referred to herein and in Salomon Brothers' opinion as the "Orion Proposal." No limitations were imposed by the Special Committee upon the scope of Salomon Brothers' investigation or otherwise with respect to the opinion rendered by Salomon Brothers.

          Salomon Brothers rendered to the Special Committee its written opinion, dated May 31, 1996, to the effect that, as of such date, the Orion Proposal was inadequate to the Non-Orion Stockholders from a financial point of view (the "Opinion"). The full text of the Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, was attached as Exhibit 12 to Amendment No. 1 to the
Schedule 14D-9, and was mailed to the shareholders of the Company on June 3, 1996. The summary of the Opinion set forth below is qualified in its entirety by reference to the full text of the Opinion. Holders of shares of Common Stock are urged to read the Opinion in its entirety.

          In connection with rendering the Opinion, Salomon Brothers reviewed and analyzed material bearing upon the financial and operating condition and prospects of the Company including, among other things, the following: (i) the
Schedule 14D-1; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for the years ended December 31, 1995 and December 31, 1994, and the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1996; (iii) certain internal information of the Company, primarily financial in nature (including projections, forecasts and analyses prepared by or on behalf of the Company's management), concerning the business, assets, liabilities, operations and prospects of the Company furnished to Salomon Brothers by the Company for purposes of its analysis, including the unaudited financial statements of the Company for the four-month period ended April 30, 1996, prepared by the Company;
(iv) statutory financial information of the Company's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1994, and for the three-month period ended March 31, 1996; (v) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (vi) certain publicly available information with respect to certain publicly traded companies that Salomon Brothers believed to be comparable to the Company and the trading markets for certain of such other companies' securities; (vii) certain publicly available information concerning the nature and terms of certain other acquisition transactions and certain transactions involving the acquisition of minority interests by controlling stockholders that Salomon Brothers considered relevant to its inquiry; and (viii) the financial terms of the Orion Proposal. Salomon Brothers also met with certain officers and employees of the Company to discuss matters it believed relevant to its inquiry including the past and current business operations, financial condition and prospects of the Company.

          In its review and analysis and in arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed responsibility for verifying any of such information. With respect to financial projections and forecasts, Salomon Brothers assumed that they had been reasonably prepared and reflected the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Salomon Brothers expressed no view with respect to such projections or forecasts or the assumptions on which they were based. Salomon Brothers did not make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of the Company's assets, properties or facilities, and Salomon Brothers was not furnished with any such evaluations or appraisals.

          In conducting its analysis and arriving at the Opinion, Salomon Brothers considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: 1) the historical and current financial position and results of operations of the Company; 2) the business prospects of the Company; 3) the historical and current market for the Common Stock and for the equity securities of certain other companies that Salomon Brothers believed to be comparable to the Company; and 4) the nature and terms of certain other acquisition transactions and acquisitions of minority interests by controlling shareholders that Salomon Brothers believed to be relevant. Salomon Brothers also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. At the date of the Opinion, Salomon Brothers had not been requested to solicit, and accordingly Salomon Brothers had not solicited, interest from any third party with respect to the acquisition of all or any part of the Company. The Opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the Opinion and Salomon Brothers assumed no responsibility to update or revise the Opinion based upon circumstances or events occurring after the date of the Opinion.

          The Opinion was delivered for the sole benefit of the Special Committee in its consideration of the Orion Proposal and is, in any event, limited to the adequacy, from a financial point of view, of the Orion Proposal to the Non-Orion Stockholders and does not constitute a recommendation to any Non-Orion Stockholder as to whether such holder should tender shares of Common Stock in the Orion Offer.

          The financial advisor has advised the Special Committee of the Board of Directors that, based on an express disclaimer in its engagement letter with the Special Committee, the financial advisor does not believe that any person (including a shareholder of the Company) other than the Company or the Board of Directors (including the Special Committee) has the legal right to rely upon this opinion to support any claims against the financial advisor arising under applicable state law; and that, should any such claims be brought against the financial advisor by any such person, this assertion will be raised as a defense. In the absence of applicable state law authority, the availability of such a defense will be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of the Board of Directors, or its Special Committee, under applicable state law. Nor would the availability of such a state law defense to the financial advisor have any effect on the rights and responsibilities of either the financial advisor or the Board of Directors (including its Special Committee) under federal securities laws.

          In preparing its opinion to the Special Committee and in connection with a presentation to the Special Committee on May 20, 1996, Salomon Brothers performed a variety of financial and comparative analyses, including those described below. The summary of Salomon Brothers' analyses set forth below does not purport to be a complete description of the analyses performed by Salomon Brothers or of its presentations to the Special Committee. The preparation of an adequacy opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Salomon Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Salomon Brothers believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. With respect to the comparable public company analysis, comparable acquisition analysis and comparable transaction analysis summarized below, no public company, acquisition or transaction utilized as a comparison is identical to the Company or the Orion Proposal and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. In its analyses, Salomon Brothers made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, Salomon Brothers' analyses and estimates of value do not purport to be appraisals or necessarily to reflect the prices at which the Company or any shares of Common Stock may be sold. Accordingly, because such estimates are inherently subject to uncertainty, none of the Company, Salomon Brothers or any other person assumes responsibility for their accuracy.

          In arriving at the Opinion, Salomon Brothers performed, among other things, a (i) discounted cash flow analysis, (ii) comparable public company analysis, (iii) comparable acquisition analysis and (iv) comparable transaction analysis. Salomon Brothers discussed with the Special Committee the need to consider the blended value of the Orion Proposal in assessing the adequacy of the Orion Proposal in comparison with the valuation analyses performed by Salomon Brothers. Salomon Brothers noted that such a blended value would take into account a 60% cash component equal to the $17.50 tender offer price in the Offer and a 40% component equal to the market value of the Common Stock after consummation of the Offer. Salomon Brothers advised the Special Committee that the market price of the Common Stock following announcement of the Offer (which had generally been approximately $17.13) was a reasonable approximation of the blended value of the Orion Proposal on a per share basis, as perceived by the market.

          Discounted Cash Flow Analysis. Salomon Brothers performed a discounted cash flow analysis pursuant to which the value of the Company was estimated by adding (i) the estimated net present value of the Company's future dividend stream plus (ii) the estimated net present value of the terminal value of the Company, based upon certain operating and financial assumptions, forecasts and other information provided to Salomon Brothers by the management of the Company and its affiliates. Salomon Brothers based its dividend stream estimates upon projected income statements for the Company for the five year period ended December 31, 2001, as prepared by the management of the Company.
In addition, as part of Salomon Brothers' discounted cash flow analysis, Salomon Brothers made certain adjustments to accelerate the distribution of free cash flows to stockholders, which had the effect of slightly reducing GAAP net earnings in subsequent years. For purposes of such analyses, Salomon Brothers utilized discount rates of 10%, 12% and 14%, and terminal values based on multiples of 9x, 10x, 11x and 12x projected GAAP net earnings in the year 2001 and 1.1x, 1.2x, 1.3x and 1.4x projected GAAP book value in the year 2001. The discounted cash flow analyses were conducted using two different sets of operating projections. The first set of projections, prepared by the management of the Company, herein referred to as the "base case" scenario, assumed, among other things, a compounded annual growth in both gross and net premiums written of 12.5% and a combined ratio of 98.5% beginning in 1998. The second set of projections, herein referred to as the "lower growth" scenario, was prepared by management upon the request of Salomon Brothers to utilize more conservative assumptions in preparing such projections. The lower growth scenario, assumed a compounded annual growth in both gross and net premiums written of 7.5% and a combined ratio of 99.5% beginning in 1997. From these analyses Salomon Brothers derived reference ranges for the implied value of the shares of Common Stock under the base case and the lower growth scenario of $17.93 to $26.87 and $16.83 to $22.98, respectively.

          Comparable Public Company Analysis. Salomon Brothers reviewed certain publicly available financial, operating and stock market information for twenty-five public non-standard automobile, specialty commercial and personal lines property and casualty insurers (collectively, the "Comparable Companies"). Salomon Brothers noted that although such Comparable Companies were considered reasonably similar to the Company insofar as they participate in business segments similar to the Company's, none of the companies has the same management, makeup, size and combination of businesses as the Company. In performing the comparable public Company analysis Salomon Brothers selected publicly traded non-standard automobile insurers (The Progressive Corp., Midland Financial Group, Omni Insurance Group and Integon Corp.); specialty commercial insurers (Allied Group Inc., CapSure Holdings Corp., Executive Risk Inc., Frontier Insurance Group, Gainsco Inc., Harleysville Group, Markel Corp., Old Republic International, Orion Capital Corp., Selective Insurance Group, United Fire & Casualty and W.R. Berkley Corp.) and personal lines property and casualty insurers (Allmerica Property & Casualty, The Allstate Corporation, American Financial Group, Inc., Commerce Group Inc., Horace Mann Educators Corp., Mercury General Corp., Ohio Casualty Corp., Safeco Corp. and 20th Century Industries).

          Using publicly available information, Salomon Brothers analyzed, among other things, the market values and certain historical and financial data for each of the Comparable Companies, including the (i) 52-week trading range, (ii) dividend yield, (iii) last twelve-month operating earnings per share, (iv) multiples of price to 1996 and 1997 estimated earnings per share and 5-year projected earnings per share growth, as published by the Institutional Brokers Estimate System as of April 18, 1996, and (v) multiples of price to reported book value per share. Salomon Brothers derived high, low, mean and median multiples from the foregoing analysis of the Comparable Companies and applied them to certain financial data relating to the Company. From this analysis, Salomon Brothers derived a reference range (based on the mean and median values resulting from application of each methodology) for the implied value of the shares of Common Stock of $15.31 to $23.81 per share.

          Comparable Acquisition Analysis. Salomon Brothers reviewed the consideration paid in certain public and private acquisitions or business combination transactions in the non-standard automobile insurance industry since 1988. The acquisitions or business combinations reviewed included the following: Midland Financial Group/Danielson Holding Corporation, Viking Insurance Holdings Inc./Guaranty National Corp., Victoria Financial Corp./USF&G, Bankers and Shippers Insurance Co./Integon Corp., American Ambassador Casualty Co./Guardian Royal Exchange Plc, Leader National Insurance Co./Penn Central Corp., Atlanta Casualty Company/Penn Central Corp., Integon Corp./Jupiter Industries and Guaranty National Corp./Orion Capital Corporation. In addition, Salomon Brothers reviewed selected property and casualty insurance company acquisitions since 1995. Using publicly available information, Salomon Brothers
(a) calculated the relationship between the consideration paid in these transactions and, among other things, each of the acquired companies' (i) GAAP net operating income, (ii) GAAP book value, (iii) statutory net operating income and (iv) statutory capital and surplus and (b) determined the percentage premium that such consideration represented when compared to the share trading price of each acquired company one month and one day prior to the announcement of such transaction. Based on the foregoing analyses, Salomon Brothers derived high, low, mean and median multiples or percentages, as the case may be, and applied or compared such multiples or percentages, as applicable, to (i) estimated 1996 GAAP net operating income, (ii) March 31, 1996 GAAP book value, (iii) estimated 1996 statutory net operating income, (iv) March 31, 1996 statutory capital and surplus and (v) share trading prices one month and one day prior to the announcement of the Offer. From the analysis of comparable transactions involving non-standard automobile insurance companies, Salomon Brothers derived a reference range (based on the mean and median values resulting from application of each methodology) for the implied value of the shares of Common Stock of $16.74 to $33.89 per share.

          Comparable Transaction Analysis Involving Acquisition of Minority Interests by Controlling Stockholders. Salomon Brothers reviewed the consideration paid in certain transactions in which a controlling stockholder, generally one owning more than 40% of a public company, was seeking to acquire substantial additional ownership of that company. Salomon Brothers considered 48 such transactions since 1992 that it considered comparable to the Offer. Using publicly available information, Salomon Brothers determined that the mean and median premiums to market four weeks prior to announcement for all transactions were 28.6% and 23.5%, respectively. Of the 48 transactions, 39 have been consummated. The mean and median premiums to market four weeks prior to the announcement for the 39 transactions that were consummated were 31.5% and 25.3%, respectively. Salomon Brothers reviewed in greater detail one of these transactions since, of the 48 transactions reviewed, it was most comparable to the Orion Offer. In this transaction, MacAndrews & Forbes sought to increase its ownership in Marvel Entertainment Group Inc. from 60% to 80% via a tender offer. The initial offer price was increased by 20% and the final offer price represented a 58.9% premium to market four weeks prior to the announcement of the MacAndrews & Forbes offer.

          Salomon Brothers noted that these premiums could be compared with the 14.8% premium that the Orion tender offer price represented to the market price four weeks prior to the Offer and the 12.3% premium that the "blended value" of the Orion Proposal, using the then current stock price of $17.13 as an approximation of such "blended value," represented to the market price four weeks prior to the Offer. The Orion offer represented a premium of 8.5% to the market price one day prior to the Offer while the "blended value" of the Orion Proposal represented a premium of 6.2% to the market price one day prior to the Offer.

          In order to provide the Special Committee with some sense of the impact of the Offer on the resulting minority ownership of Common Stock, in light of the significant decrease in the public float and liquidity of the Common Stock that would result, Salomon Brothers also evaluated the correlation between stock price volatility, as measured by the standard deviation of the daily stock price returns over a six-month period normalized to a one-year period, and average daily trading volume of selected comparable property and casualty insurers. Using publicly available information, this analysis suggested that lower average daily trading volume generally resulted in a higher share price volatility and lower share valuation.

Item 9.   Material to be Filed as Exhibits


     Exhibit 13 -  Letter to Shareholders, dated June 7, 1996

     Exhibit 14 - Press release issued on June 7, 1996 (not included in copies mailed to shareholders)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 7, 1996


                              GUARANTY NATIONAL CORPORATION



                              By:/s/ Michael L. Pautler
                                 ----------------------
                                 Michael L. Pautler, Senior Vice President -
                                 Finance and Treasurer

                                 EXHIBIT INDEX


Description
- -----------

Exhibit 13 -  Letter to Shareholders, dated June 7, 1996

Exhibit 14 -  Press release issued on June 7, 1996

                                  EXHIBIT 13

                         Guaranty National Corporation
                         9800 South Meridian Boulevard
                          Englewood, Colorado  80112


                                 June 7, 1996



Dear Shareholder:

     The enclosed Amendment No. 2 to Schedule 14D-9 includes additional information about actions taken by the Special Committee with respect to Orion Capital Corporation's Tender Offer for approximately 30% of the Outstanding Shares of Guaranty National Corporation (the "Company"), as well as a detailed description of the analyses done by Salomon Brothers Inc in connection with its opinion to the Special Committee.

          The Amendment also sets forth the decision by the Special Committee to request that the President of the Company call a special meeting of the Board of Directors in order to consider and act upon an amendment to the Company's Shareholder Rights Plan which would eliminate the exemption for acquisitions of shares by Orion. There can be no assurance that the Board of Directors will vote to approve the amendment. If the Amendment is adopted, the Special Committee believes that Orion may withdraw its Offer, or agree to amendments to the Offer which will be sufficient to cause the Special Committee to recommend acceptance of the Offer, or institute litigation to invalidate the amendment.

     You are encouraged to read these materials carefully before making your own determination as to whether to tender some or all of your Shares.



                              Sincerely,


                              Dennis J. Lacey
                              Chairman of the Special Committee

                                   EXHIBIT 14

June 7, 1996
                                                           For Immediate Release
Contact:  Mike Pautler
          Senior Vice President of Finance
          (303) 754-8701, or
          Sharon McDougall
          Director of Communications
          (303) 754-8717

For:      Guaranty National Corporation (NYSE: GNC)

                         Guaranty National Corporation
                               Special Committee
                      Recommends Amendment of Rights Plan

(Englewood, Colorado) - Guaranty National Corporation ("GNC") announced today that its Special Committee of disinterested, outside directors has requested that a Special Meeting of the Board of Directors be called for Tuesday, June 11, 1996 to consider and vote upon the recommendation of the Special Committee to amend the Company's Shareholder Rights Plan. The Company is filing an Amendment No. 2 to its Schedule 14D-9 which includes additional information about the action taken by the Special Committee with respect to Orion Capital Corporation's tender offer for approximately 30 percent of the outstanding shares of GNC. The Amendment will also include a detailed description of the analyses done by Salomon Brothers Inc in connection with its opinion to the Special Committee.

The proposed amendment would eliminate the exemption for Orion Capital Corporation and its subsidiaries with respect to Orion's pending tender offer for approximately 30 percent of the Company's outstanding common stock at a price of $17.50 per share. There can be no assurance, however, that the amendment will be adopted by the Board of Directors. If adopted, Orion may terminate its offer, negotiate for a higher price per share, agree to acquire 100 percent of the outstanding shares, or seek to invalidate the amendment through litigation. There can be no assurance, however, as to what response Orion may make.

Through its subsidiaries, Guaranty National writes specialty commercial and private passenger automobile insurance, as well as collateral protection and other commercial coverages. The Company is a leading provider of nonstandard personal automobile insurance written through independent agents. A.M. Best Company rates Guaranty National Insurance Company and its subsidiaries "A (Excellent)" and Viking Insurance Company of Wisconsin and its affiliate "A- (Excellent)". The Company's common stock is traded on the New York Stock Exchange under the symbol GNC.